WESCAST INDUSTRIES INC.
DECLARES DIVIDEND

October 27, 2004 Brantford, Ontario, — Wescast Industries Inc. (TSX: WCS.A, NASDAQ: WCST) has declared a dividend on its common shares in the amount of $0.12 per common share, and such dividend shall be payable on November 26, 2004, to shareholders of record at the close of business on November 5, 2004.

About Wescast Industries Inc.:

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

For further information, please contact:

Ed Frackowiak
Wescast Industries Inc.
(519) 750-0000

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